Exhibit 4.3

POLYVORE, INC.

OPTION HOLDER ACKNOWLEDGEMENT AND AGREEMENT

As you know, Polyvore, Inc. (“Polyvore” or the “Company”) has entered into an Agreement and Plan of Merger with Yahoo! Inc. (“Yahoo”) and certain other parties thereto, dated July 31, 2015 (the “Merger Agreement”), which will result in Polyvore becoming a wholly-owned subsidiary of Yahoo (the “Merger”). The Merger is expected to close on or around August 28, 2015, subject to customary closing conditions, but could close sooner or later than such date (the actual time for consummation of the Merger, the “Effective Time”).

What follows is a description of the treatment in the Merger of outstanding options to purchase Polyvore common stock (“Company Options”) granted under Polyvore’s Amended and Restated 2007 Stock Plan, as in effect from time to time (the “Plan”). Please read this document carefully. Additionally, and in order to timely process and deliver any cash payments to you and to timely process any assumption by Yahoo of Company Options held by you following the Effective Time, please sign and return this Acknowledgement and Agreement to Ross Barbash of Gunderson Dettmer by email or by fax using the enclosed return fax cover sheet as soon as possible but in no event later than August 20, 2015.

General Background on the Merger Consideration and Indemnification Obligations

Based on an estimated closing date of August 28, 2015, in the Merger holders of Company common stock (“Company Stockholders”) will receive approximately                      per share in consideration for their shares (the “Per Share Amount”); however, this number is only an estimate and the actual per share consideration received by Company Stockholders could be higher or lower.

However, not all of the Per Share Amount will be distributed to Company Stockholders on or immediately following the Effective Time. A portion of the aggregate Merger consideration will be withheld by Yahoo and deposited with an escrow agent (the “Escrow Amount”) in order to secure Yahoo’s rights of indemnification and recovery for, among other things, breach of the representations, warranties, covenants and agreements in the Merger Agreement, inaccuracies in certain documents to be provided by the Company, errors in certain calculations to be made by the Company, failures of certain certifications to be made by the Company, certain payments with respect to dissenting shares and certain taxes. An additional                      of the aggregate Merger consideration will be withheld by Yahoo and deposited with an escrow agent (the “Representative Fund Amount”) in order to fund the expenses of Shareholder Representative Services LLC (the “Representative”) in connection with the performance of its duties under the Merger Agreement and the escrow agreement related thereto. Each holder of a vested Company Option who becomes entitled to receive a cash-out payment in connection with the cancellation of such Company Option (as discussed below) will contribute to the Escrow Amount and the Representative Fund Amount pro-rata based on the amount of the aggregate Merger consideration (including such cash-out payment) that such holder is otherwise entitled to receive relative to all other holders of Company equity interests. Such pro-rata share of the Escrow

Amount and the Representative Fund Amount will be paid to such individual (less applicable withholding taxes) if and to the extent such amounts are released and not otherwise distributed to Yahoo in accordance with the Merger Agreement and such escrow agreement or used by the Representative, as applicable, at the same time that such escrow amounts are released to all holders of Company equity interests subject to the escrows. Assuming there are no then-pending or unresolved indemnification claims, the term of the escrow with respect to the Escrow Amount is generally            months following the closing of the Merger (the “Escrow Release Date”). The per share Escrow Amount and the Representative Fund Amount are estimated to be approximately            and           , respectively; however, these amounts are only estimates and the actual per share Escrow Amount and the Representative Fund Amount could be higher or lower.

In certain circumstances, the Merger Agreement provides that Yahoo may be able to seek indemnification from holders of Company equity interests, including vested Company Options, in excess of the Escrow Amount. In these circumstances, the maximum amount payable by any such holder would be equal to the amount of the total Merger consideration received by such holder. Notwithstanding the foregoing, there is no limit on the damages Yahoo can seek to recover from any holder of Company equity interests in connection with such holder’s own fraud, willful breach or intentional misrepresentation or fraud, willful breach or intentional misrepresentation by or on behalf of the Company or one of its subsidiaries that such holder participated in or had actual knowledge of. These provisions are described in detail in, and qualified in their entirety by, Article 9 of the Merger Agreement.

By timely signing and returning this Acknowledgement and Agreement, you understand, acknowledge and agree to the treatment of your Vested Options as described herein, and as further specified in the Merger Agreement. A copy of the Merger Agreement is attached to this Acknowledgement and Agreement.

Treatment of Company Options

Vested Company Options

If You Do Not Wish to Exercise Your Vested Company Options Prior to the Effective Time

Yahoo will not assume any Company Options or any portion of any Company Options that are vested as of the Effective Time (“Vested Options”). The Merger Agreement provides that each unexercised Vested Option outstanding as of the Effective Time will be cancelled and converted into the right to receive (without interest and less all applicable withholding taxes and subject to your execution of the letter of transmittal described below):

•	Promptly After the Effective Time: an amount in cash equal to the Per Share Amount multiplied by the number of shares of Company common stock subject to such Vested Option minus (a) the aggregate exercise price of all shares subject to such Vested Option (such difference, the “Spread”) and (b) the pro rata share of the Escrow Amount and the Representative Fund Amount applicable to the Spread, to be paid as promptly as practicable after the Effective Time, and

•	Promptly After The Escrow Release Date: an additional cash amount (if any) equal to the portion (if any) of the pro rata share of the Escrow Amount and Representative Fund Amount applicable to the Spread required to be released from the escrow funds on such Escrow Release Date, in each case, as, when and if such disbursements are required to be made in accordance with the Merger Agreement.

No payment will be made with respect to (i) any Vested Option with a per share exercise price that equals or exceeds the amount of the Per Share Amount or (ii) any Company Option (or portion thereof) that is not a Vested Option at the Effective Time.

To facilitate the payments in respect of your Vested Options, you will need to complete a letter of transmittal and other ancillary documents. All payments in respect of Vested Options will be reduced by all applicable withholding taxes. Tax withholding will apply only when payments are made to you. Payments will be made to you either at, or shortly after, the Effective Time, or when funds are released to you from the escrow funds. For U.S. taxpayers, please note that payments received in exchange for the cancellation of Vested Options constitute ordinary income (in the case of current and former employees, subject to income and employment tax withholding) regardless of whether the Vested Option was intended to be an incentive stock option or nonstatutory stock option under federal tax laws.

If You Wish to Exercise Your Vested Company Options Prior to the Effective Time

You may choose to exercise your Vested Options prior to the Effective Time. If you wish to so exercise, please complete the exercise process no later than 6 PM, Pacific Time, August 24, 2015. No exercises of Company Options will be permitted after 6 PM, Pacific Time, August 24, 2015 and your completed option paperwork and payment must be received by that time. To exercise your Vested Options, you must provide the Company with a completed exercise notice and pay the aggregate exercise price and any applicable withholding taxes applicable to the Vested Options you are exercising, in cash, by the above date. If you exercise your Vested Options, you will be a Company Stockholder at the Effective Time and therefore a portion of the Merger consideration that you would otherwise receive for your shares will be held back from you for contribution to the Escrow Amount and Representative Fund Amount, as described above.

Please note that if your Vested Options remain outstanding at the Effective Time, they will automatically be cancelled and converted into the right to receive the cash payments described above. EXCEPT AS NOTED IN THE NEXT PARAGRAPH, YOU DO NOT NEED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO RECEIVE THE CASH PAYMENTS DESCRIBED ABOVE.

If your Vested Options will expire prior to the Effective Time or you otherwise want to exercise your Vested Options prior to the Effective Time, please contact the Company as soon as possible to make the appropriate arrangements. The Company will not process option exercises after 6 PM, Pacific Time, August 24, 2015 and your completed option paperwork and payment must be received by that time.

Unvested Company Options

Yahoo generally will assume each Company Option (or portion thereof) that is outstanding and unvested as of the Effective Time and held by a Continuing Employee (each Company Option so assumed, an “Assumed Option”). A “Continuing Employee” generally is someone who is an employee of the Company who will continue as an employee of Yahoo or one of its subsidiaries (including Polyvore) immediately following the Effective Time. Each Assumed Option will become an option to purchase a number of shares of Yahoo common stock equal to the product (rounded down to the next whole number of shares of Yahoo common stock) obtained by multiplying (A) the number of shares of Company common stock that would have been issuable upon exercise of the unvested Company Option or the unvested portion of the Company Option, as applicable, immediately prior to the Effective Time by (B) the Equity Exchange Ratio. Each Assumed Option will have a per share exercise price for the shares of Yahoo common stock payable upon exercise of the Assumed Option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Company common stock at which such unvested Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio. For these purposes, the “Equity Exchange Ratio” is defined in the Merger Agreement and is calculated by dividing the Per Share Amount by the average per share closing trading price on the Nasdaq Global Select Market for Yahoo’s common stock for the twenty consecutive trading days ending on (and including) the trading date that is two trading days prior to the Effective Time.

Please note that except as described above and below, any Assumed Options will otherwise continue to have and be subject to the same terms and conditions (including, if applicable, the vesting arrangements and other terms set forth in the Plan and applicable option agreement) as are in place immediately prior to the Effective Time. Please note the following:

•	Assumed Options will be administered by Yahoo or its duly appointed delegate (currently Yahoo’s Compensation and Leadership Development Committee of its board of directors) and Yahoo or such delegate will have amendment authority with respect to Assumed Options.

•	No Assumed Option will have an “early exercise feature” (which means that you will not be able to exercise an Assumed Option for unvested shares).

•	Each Assumed Option will be treated for U.S. tax purposes as a nonstatutory stock option, even if at the time such option was granted, it was intended to qualify as an incentive stock option under U.S. federal tax laws.

•	Events that shall give rise to adjustments as provided in Section 8(a) of the Plan shall also include, without limitation, any dividend of property and any extraordinary cash dividend.

•	Each Assumed Option may be exercised (to the extent vested) only through a third-party administrator determined by Yahoo (currently E*Trade) and only in accordance with such administrative rules and procedures as Yahoo may establish from time to time.

•	Upon exercise of an Assumed Option, applicable taxes (including payroll and income taxes) will be withheld via a method determined by Yahoo in accordance with applicable law.

•	Upon exercise of an Assumed Option, share certificates will not be issued.

•	Because Yahoo shares are publicly traded, any Yahoo shares acquired upon exercise of an Assumed Option will not be subject to the right of first refusal provisions of the applicable option agreement.

Yahoo will not assume any Company Options that are outstanding and unvested as of the Effective Time and that are held by a Non-Continuing Employee. A “Non-Continuing Employee” includes anyone who will not continue service with the Company or will not become a service provider to Yahoo or one of its subsidiaries immediately after, and as a result of, the Effective Time. Unvested Company Options held by Non-Continuing Employees will be cancelled at the Effective Time, without consideration, pursuant to the terms of the Plan. Yahoo also will not assume any Company Options that are outstanding and unvested as of the Effective Time and for which an Acknowledgment and Agreement has not timely been received by the Company. Such Company Options will be cancelled at the Effective Time, without consideration, pursuant to the terms of the Plan.

The tax information in this Acknowledgement and Agreement is summary information only and is given for your reference. You agree that the Company and its affiliates and successors are not providing and have not provided you with any tax or financial advice with respect to your Company Options and that you are relying solely on your own tax and other advisers in making any decisions regarding your Company Options. We encourage you to timely consult your own tax and financial advisers on these matters.

* * *

Please indicate your acceptance of the terms and conditions described above by signing and returning this Acknowledgement and Agreement to Ross Barbash of Gunderson Dettmer by email by August 20, 2015. You must sign and return this Acknowledgement and Agreement in order to receive Assumed Options with respect to your unvested Company Options and to receive the payments described above related to your Vested Options.

If you have any questions regarding this notice, the Merger or the transactions contemplated thereby, please contact Cheryl Dalrymple of the Company via email. Please note that if the Merger is not consummated, you will not be eligible to receive any of the payments or Assumed Options described in this Acknowledgement and Agreement, and your Company Options will remain outstanding in accordance with their terms.

Very truly yours,

POLYVORE, INC.

By:	/s/ Jessica Lee
Name: Jessica Lee
Title: Chief Executive Officer

Acknowledgement:

In signing below, I acknowledge and agree to the treatment of my Company Options as described above. I acknowledge and agree that Yahoo is relying on this Acknowledgment and Agreement in consummating the transactions contemplated by the Merger Agreement.

In the event the Merger does not close, this Acknowledgment and Agreement will be without force or effect.

Acknowledged and agreed to on August    , 2015.

Optionee:

Signature

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